SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 11, 2003.

2.	Announcement dated April 14, 2003.

3.	Announcement dated April 15, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 15, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

Item 1.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

The directors of PCCW Limited wish to announce (A) a connected transaction with Pacific Century Matrix (HK) Limited relating to the provision of certain office, management, administrative and support services; (B) a connected transaction with Pacific Century Insurance Company Limited relating to the purchase of health and life insurance; and (C) certain connected transactions relating to the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan.

The directors of PCCW Limited (the “Company”) wish to announce the connected transactions described below. Each of these transactions has been previously disclosed both by way of a paid announcement on April 22, 2002 (relating to transactions A and B below) and a paid announcement on November 19, 2001 (relating to transaction C below) and by the inclusion of certain relevant details in the Company’s annual reports and accounts. However, these transactions constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as modified by the Company’s Modified Calculation Concession (see below) and therefore further disclosure by way of this paid announcement is required.

A.                                  Connected Transaction with Pacific Century Matrix (HK) Limited (“PC Matrix”)

A wholly-owned subsidiary of the Company, PCCW Services Limited (“PCCW Services”), provided certain office, management, administrative and support services to PC Matrix during the year ended December 31, 2002. The services were provided by PCCW Services on normal commercial terms and were within the ordinary course of business of PCCW Services. PC Matrix is a leading provider of satellite-based broadband network solutions for broadcasters, Internet service providers, corporations and content providers across the Asian region. Its headquarters are in Hong Kong. PCCW Services provides various management, administrative, office and support services to subsidiaries of the Company and certain third parties and as such, agreed to provide these services to PC Matrix. For the year ended December 31, 2002, the total charges for such services provided to PC Matrix amounted to approximately HK$24.2 million, in respect of which PC Matrix had paid HK$19.4 million in cash as at December 31, 2002. The charges were negotiated on an arm’s length basis with the charges based on a cost plus arrangement. PCCW Services is continuing to provide services of a similar scope, and on the same terms as those referred to above, to PC Matrix.

PC Matrix is a wholly-owned subsidiary of Pacific Century Matrix Limited (“Matrix”), a company in which Mr. Li Tzar Kai, Richard, the Chairman, Chief Executive and controlling shareholder of the Company, holds an indirect 70 percent (approximately) interest. The remaining 30 percent (approximately) interest in Matrix is held by an independent third party not connected with the directors, chief executive or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

B.                                    Connected Transaction with Pacific Century Insurance Company Limited (“PCI”)

Following the merger of the Company with Cable & Wireless HKT Limited (now called PCCW-HKT Limited) in August 2000, the Company and its subsidiaries (i.e. the enlarged group) have maintained annually renewable group life and medical policies with PCI which include life, clinical and hospitalisation coverage for the benefit of employees of the Company and its subsidiaries. PCI is principally engaged in individual life insurance, medical and disability insurance, retirement scheme administration, group insurance and life personal accident insurance. During the year ended December 31, 2002, the Company and its subsidiaries (“Group”) paid to PCI insurance premiums in cash amounting to approximately HK$6.5 million in respect of group life and medical insurance coverage for employees of the Group. PCI is continuing to provide group life and medical insurance to the Group. The Group has, as at April 4, 2003, paid to PCI insurance premiums in cash in respect of the current financial year amounting to approximately HK$4.3 million. The policies are within the ordinary course of business of PCI, were negotiated on an arm’s length basis, and are on normal commercial terms. The policies are provided for life, clinical and hospitalisation coverage to employees of the Group in the ordinary course of the Group’s business and are on substantially the same terms and conditions that are offered by PCI to other PCI policyholders.

PCI is a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited, of which Pacific Century Regional Developments Limited (“PCRD”) holds approximately 45 percent. PCRD is a substantial shareholder of the Company.

C.                                    Connected Transactions relating to the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan

On November 19, 2001 (as disclosed in the Company’s announcement of the same date and in the Company’s 2001 Annual Report) PCCW Communications (Japan) K.K. (“PCCW Communications”), an indirect wholly-owned subsidiary of the Company, entered into a five year lease agreement (the “Lease”) with Pacific Century Group Japan Co., Ltd. (“PCGJ”) regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the “Building”) owned by PCGJ at a monthly rent of Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement (the “Sub-Lease”) regarding the sub-lease of office space in the Building to PCGJ at a monthly rent of Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs in order to meet office space requirements. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications also entered into a five year lease agreement (the “Display Lease”) with The Pacific Century Place Marunouchi Owners Union (“PCPMOU”) regarding the lease of space for display of the Company’s logo outside the Building at a monthly rent of Yen 0.95 million (approximately HK$0.06 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications entered into an agreement (the “Novation”) with PCGJ and a newly incorporated company (“New PCGJ Co., Ltd”). The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact on the substance of the arrangements. Its effect was to transfer PCGJ’s rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In the calendar year 2002 PCCW Communications paid HK$6,143,261 and HK$728,988 under the Lease and Display Lease respectively and received HK$2,624,674 under the Sub-Lease.

Li Tzar Kai, Richard indirectly holds a 55 percent interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94 percent of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd and PCPMOU are each associates of Li Tzar Kai, Richard, they are therefore connected persons of the Company. Accordingly, the arrangements described above constitute connected transactions for the Company.

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. The transactions described above constitute connected transactions under Rule 14.25(1) of the Listing Rules as modified by the Company’s Modified Calculation Concession (as described in the Company’s announcements dated April 19, 2002 and September 16, 2002). Certain details of such transactions have been published in the annual report of the Company for the year ended December 31, 2002. The above transactions were entered into as part of normal commercial business arrangements for the Group, in order to, inter alia, provide life, clinical and hospitalisation coverage for the benefit of the Group’s employees and to improve the operational efficiency of the Group. The directors of the Company (including the independent non-executive directors) believe that the transactions described above are in the interests of the Company. The terms of the transactions have been negotiated on an arm’s length basis and on terms no less favourable than those available and on normal commercial terms to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, April 11, 2003

Item 2.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Amendment to the terms of the Reach Facility

Reach and the Borrower have agreed in principle with the Lenders the terms upon which the Reach Facility will be amended and restated.

It is proposed that the Company and Telstra will agree to purchase 90% of Committed Services from the Reach Group for the duration of the Reach Facility in accordance with the terms of existing connectivity agreements with the Reach Group and will each make a payment of US$143 million (approximately HK$1,115 million) for the prepurchase of capacity.

The Company and Telstra have agreed that the Company will redeem US$143 million (approximately HK$1,115 million) of the principal amount of the Existing Note on the date of amendment of the Reach Facility.

The board of directors of the Company announces that Reach and the Borrower have agreed in principle with the Lenders the terms upon which the Reach Facility dated January 12, 2001 will be amended and restated.

Amendment to the terms of the Reach Facility

The key elements of the proposed amended terms of the Reach Facility are:

(a)                                  the rescheduling of the principal amount outstanding so that, instead of being repayable in three instalments on February 15, 2004, 2006 and 2008, it is repayable in a single payment on December 31, 2010;

(b)                                 the prepayment by the Borrower of US$300 million (HK$2,340 million) thereby reducing the principal amount outstanding to US$1.2 billion (approximately HK$9,360 million)), together with the retention of US$50 million (HK$390 million) which is to be deposited by the Borrower into a separate account and which will be available for use by members of the Reach Group for possible future working capital and interest payment purposes;

(c)                                  interest on the remaining loan will be at LIBOR (the London inter-bank offered rate) plus 250 basis points (with a step up from January 1, 2008 to 350 basis points unless the balance of the loans has been reduced to less than US$900 million (approximately HK$7,020 million));

(d)                                 the removal of all financial ratio covenants;

(e)                                  excess cash flow of the Reach Group will be shared between the Lenders (as to 50%), in the form of early repayment of the principal amount outstanding, and the Group and Telstra (as to 25% each), in reducing the outstanding capacity prepayments (see “Capacity Prepayment Agreement” below) after which excess cash flows will be directed to repayment of the remaining principal amount outstanding;

(f)                                    certain members of the Reach Group (but not the Company, Telstra or their respective subsidiaries) are required to provide security to the Lenders. The Reach Facility will remain non-recourse to Telstra and the Company.

The proposed amendments to the Reach Facility will be subject to the payments referred to in paragraph (b) above being made and to certain other conditions precedent including delivery of legal opinions, constitutional documents, and board resolutions, and execution and delivery of the capacity prepayment agreement and security documents. It is currently expected that definitive documents relating to the proposed amendment and restatement of the Reach Facility will be entered into on or about April 15, 2003. The proposed amendments to the Reach Facility are aimed at providing the Reach Group with greater financial flexibility and an improved capital structure.

Capacity Prepayment Agreement

It is proposed that the Company, HKTC and Telstra will enter into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby each of the Company and Telstra will agree to purchase 90% of Committed Services from the Reach Group until repayment of the Reach Facility on December 31, 2010 or earlier, in accordance with the terms of existing connectivity agreements with the Reach Group at rates benchmarked, at least annually, to prevailing market prices and to make a payment of US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the prepurchase of capacity. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and the Group by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula.

Partial Redemption of the Existing Note

The Company and Telstra have agreed that, on the date of amendment of the Reach Facility, the Company will redeem US$143 million (approximately HK$1,115 million) of the principal amount of the Existing Note and will issue the Amended Note in the principal amount of approximately US$54 million (approximately HK$421 million) to Telstra. The Company will finance the partial redemption from the internal resources of the Group. The effect of partial redemption of the Existing Note will be to reduce the total debt of the Group by the same amount. The principal amount of the Amended Note is equal to US$190 million (approximately HK$1,482 million) (being the initial principal amount of the Existing Note) plus accrued and capitalised interest on the Existing Note up until March 31, 2003 of approximately US$7 million (approximately HK$55 million) less US$143 million (approximately HK$1,115 million).

The principal terms of the Existing Note were contained in the Company’s announcement of June 28, 2002 and the circular to its shareholders dated July 22, 2002. The terms of the Amended Note will be substantially the same as those of the Existing Note save that the Amended Note may be redeemed in full by the conversion of the Redemption Amount into the relevant number of Conversion Shares prior to June 30, 2005 (being the redemption date of the Amended Note) if the holder of the Amended Note has given notice to the Company declaring that:-

(A)                              the Company has ceased to own 50.1 per cent. of the issued voting capital of HKTC; or

(B)                                HKTC and its subsidiaries have ceased to carry on as their principal business, the business of providing fixed line telecommunication services in Hong Kong; or

(C)                                a liquidator or other insolvency administrator has been appointed to Reach or the Borrower; or

(D)                               a resolution has been passed or an order of a court of competent jurisdiction has been made that Reach or the Borrower be wound up or dissolved; or

(E)                                 the facility agent under the Reach Facility has declared that an amount equal to the total amount owing under the Reach Facility is (i) immediately due for payment; or (ii) payable on demand and that such declaration has not been withdrawn within 21 days after the giving of such declaration or a demand for payment is subsequently made.

The Company will make a further announcement in relation to the Reach Facility, capacity prepayment agreement and partial redemption of the Existing Note following the signing of the definitive documents.

Definitions

“Amended Note”	the amended and restated 5% Mandatory Convertible Note due 2005 in the amount of approximately US$54 million to be issued by the Company to Telstra on the date of amendment of the Reach Facility

“Borrower”	Reach Finance Limited, a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of Reach, which is the borrower under the Reach Facility

“Committed Services”	means international public switched telephone network terminating access, international transmission capacity and Internet gateway access services

“Company”	PCCW Limited

“Conversion Shares”	the Shares arising from the conversion of the Note

“Existing Note”	the US$190 million 5% Mandatory Convertible Note due 2005 issued by the Company to Telstra on June 28, 2002 and which continues to be held by Telstra at the date of this announcement

“Group”	the Company and its subsidiaries

“HKTC”	PCCW-HKT Telephone Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company

“Lenders”	the banks which are the lenders under the Reach Facility

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“Reach Group”	Reach and its subsidiaries

“Reach Facility”

the existing syndicated term loan facility relating to borrowings of US$1.5 billion (approximately HK$11,700 million) by the Borrower and, for the purposes of the Amended Note, includes any facility entered into for the purpose of refinancing all or a significant part of such facility

“Redemption Amount”	the principal amount outstanding of the Amended Note on the date of conversion thereof in accordance with its terms and all interest accrued thereon

“Shares”	shares of HK$0.25 each in the Company

“Telstra”	Telstra Corporation Limited

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, April 14, 2003

Item 3.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Amendment to the terms of the Reach Facility

Further to the announcement made by PCCW Limited on April 14, 2003, the board of directors of PCCW Limited announces that definitive documentation has been entered into on April 15, 2003 relating to the amendment and restatement of the Reach Facility, the capacity prepayment arrangements and the partial redemption of the Existing Note.

The board of directors of PCCW Limited (the “Company”) refers to the announcement made by the Company on April 14, 2003 (the “Announcement”) and is pleased to announce that on April 15, 2003 the Company, Telstra, Reach, the Borrower, the Lenders and the other relevant parties entered into definitive documentation relating to the proposed amendment and restatement of the Reach Facility, the capacity prepayment arrangements and the partial redemption of the Existing Note, in each case on the terms outlined in the Announcement. The proposed amendment and restatement of the Reach Facility is expected to become effective on or about April 25, 2003.

Terms defined in the Announcement shall have the same meaning in this announcement.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, April 15, 2003